Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Six Months Ended June 30, 2020

CALGARY, AB, July 27, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and condensed financial results for the three and six months ended June 30, 2020.

The unaudited interim financial statements and management discussion and analysis for the three and six months ended June 30, 2020 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Fund flows from operations ("FFO") in Q2 2020 was $82 million ($0.52/basic share(1)), a decrease of 52% from the prior quarter. The decrease is primarily due to significantly lower commodity prices as a result of the impact of the COVID-19 pandemic combined with the OPEC+ oil price war that ensued in early March. Lower commodity price impacts were partially offset by higher production and hedging gains, including a $25 million gain from unwinding our USD-to-EUR cross currency interest rate swap.
  Q2 2020 production averaged 100,366 boe/d, representing a 3% increase from the prior quarter. The increase was driven by production growth in Canada, the United States and Australia, partially offset by lower production in France due to COVID-19-related curtailments.
  Production from our European business units averaged 25,173 boe/d in Q2 2020, a decrease of 13% or approximately 3,700 boe/d from the prior quarter. The decrease was primarily due to the curtailment of approximately 3,000 bbl/d of oil production in France due to the temporary shutdown of the Total-operated Grandpuits refinery during the COVID-19 confinement period.
  Production from our North American business units averaged 69,895 boe/d in Q2 2020, an increase of 9% or approximately 5,700 boe/d from the prior quarter. The increase was driven by new well contributions from our active Q1 2020 drilling programs in Canada and the United States. Both our Canadian and United States business units achieved record quarterly production during Q2 2020. Despite highly volatile North American oil pricing in Q2 2020, we did not experience any material shut-ins due to uneconomic production.
  In Australia, production averaged 5,299 bbl/d in Q2 2020, an increase of 31% quarter-over-quarter as production was fully restored on two wells that were temporarily offline in the prior quarter to install electric submersible pumps.
  On May 25, 2020, Vermilion's Board of Directors appointed Lorenzo Donadeo as Executive Chairman and Curtis Hicks as President following the departure of Anthony Marino as President and Chief Executive Officer. Mr. Donadeo is one of the co-founders of Vermilion and has served as Chairman of the Board since March 1, 2016. Prior to this Mr. Donadeo was the Chief Executive Officer of Vermilion from 2003 to 2016. Mr. Hicks was previously the CFO of Vermilion from 2003 to 2018.
  In lieu of filling the role of Chief Executive Officer, Vermilion re-established an Executive Committee consisting of a minimum of five senior executives from within the Company with a mandate to review and approve key organizational, financial, operational and strategic decisions.
  In June 2020, Vermilion received a rating of "AA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings(2) assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. This consistent rating from 2019 continues to reflect Vermilion's commitment to improving company ESG performance and enhanced disclosure on topics relevant to MSCI's detailed assessment process.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

(2)	The use by Vermilion Energy Inc of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Vermilion by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided 'as-is' and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

($M except as indicated)	Q2 2020	Q1 2020	Q2 2019	YTD 2020	YTD 2019
Financial
Petroleum and natural gas sales	193,013	328,314	428,043	521,327	909,126
Fund flows from operations	81,852	170,225	222,738	252,077	476,310
Fund flows from operations ($/basic share) (1)	0.52	1.09	1.44	1.60	3.10
Fund flows from operations ($/diluted share) (1)	0.52	1.09	1.42	1.60	3.07
Net earnings (loss)	(71,290)	(1,318,504)	2,004	(1,389,794)	41,551
Net earnings (loss) ($/basic share)	(0.45)	(8.42)	0.01	(8.83)	0.27
Capital expenditures	42,274	233,704	92,607	275,978	294,660
Acquisitions	2,932	11,337	8,623	14,269	24,650
Asset retirement obligations settled	970	3,732	4,907	4,702	8,504
Cash dividends ($/share)	—	0.575	0.690	0.575	1.380
Dividends declared	—	90,067	106,884	90,067	212,433
% of fund flows from operations	—%	53%	48%	36%	45%
Net dividends (1)	—	82,422	98,111	81,790	196,556
% of fund flows from operations	—%	48%	44%	32%	41%
Payout (1)	42,612	319,858	195,625	362,470	499,720
% of fund flows from operations	52%	188%	88%	144%	105%
Net debt	2,161,442	2,155,623	1,950,509	2,161,442	1,950,509
Net debt to four quarter trailing fund flows from operations	3.16	2.61	1.91	3.16	1.91
Operational
Production
Crude oil and condensate (bbls/d)	45,041	44,881	48,964	44,961	49,072
NGLs (bbls/d)	9,588	8,022	8,107	8,805	8,002
Natural gas (mmcf/d)	274.42	265.51	275.60	269.96	276.77
Total (boe/d)	100,366	97,154	103,003	98,760	103,203
Average realized prices
Crude oil and condensate ($/bbl)	34.90	58.66	79.46	47.20	76.36
NGLs ($/bbl)	8.94	8.92	11.25	8.94	16.76
Natural gas ($/mcf)	1.85	2.94	3.09	2.39	4.09
Production mix (% of production)
% priced with reference to WTI	41%	39%	38%	40%	37%
% priced with reference to Dated Brent	14%	17%	18%	16%	19%
% priced with reference to AECO	29%	27%	26%	28%	26%
% priced with reference to TTF and NBP	16%	17%	18%	16%	18%
Netbacks ($/boe)
Operating netback (1)	12.49	22.02	29.62	17.25	30.57
Fund flows from operations netback	9.08	18.85	24.15	13.96	25.46
Operating expenses	11.00	13.41	11.04	12.21	11.99
General and administration expenses	1.88	1.47	1.70	1.67	1.54
Average reference prices
WTI (US $/bbl)	27.85	46.17	59.81	37.01	57.36
Edmonton Sweet index (US $/bbl)	21.71	38.59	55.19	30.15	52.62
Saskatchewan LSB index (US $/bbl)	21.60	38.41	55.54	30.01	53.19
Dated Brent (US $/bbl)	29.20	50.26	68.82	39.73	66.01
AECO ($/mcf)	1.99	2.03	1.03	2.01	1.83
NBP ($/mcf)	2.26	4.32	5.44	3.31	6.89
TTF ($/mcf)	2.39	4.23	5.75	3.32	6.94
Average foreign currency exchange rates
CDN $/US $	1.39	1.34	1.34	1.37	1.33
CDN $/Euro	1.53	1.48	1.50	1.50	1.51
Share information ('000s)
Shares outstanding - basic	158,307	157,020	155,032	158,307	155,032
Shares outstanding - diluted (1)	164,090	160,425	158,633	164,090	158,633
Weighted average shares outstanding - basic	158,189	156,562	154,795	157,375	153,855
Weighted average shares outstanding - diluted (1)	158,189	156,562	156,844	157,375	155,335
(1) The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

Message to Shareholders

The second quarter of 2020 was an extremely challenging period for the oil and gas sector. Demand destruction caused by the COVID-19 pandemic resulted in unprecedented negative oil prices for the WTI benchmark as global inventories swelled. Despite these challenges, we were able to manage our business effectively through this cycle, with relatively little operational impact from COVID-19. We successfully adapted our work procedures to ensure operational safety and business continuity in all of our operating regions, and to-date we have not had any confirmed cases of COVID-19 amongst our staff, with only minor production impacts related to the pandemic. We believe this is a reflection of the commitment to Vermilion of our skilled and dedicated staff.

We delivered strong operational results in Q2 2020. Production averaged 100,366 boe/d representing a 3% increase from the prior quarter. Most of this increase came from our North American business units where we benefited from new production coming online following an active and successful Q1 2020 drilling program. Both our Canadian and United States business units achieved record quarterly production during Q2 2020. This growth in North American production volumes more than offset approximately 3,000 bbl/d of curtailed oil production in France that was temporarily shut-in due to a local refinery being offline during the COVID-19 confinement period. The refinery has recently restarted and we are in the process of restoring our production in France.

As a result of the lower commodity prices during Q2 2020, FFO decreased 52% quarter-over-quarter to $82 million ($0.52/basic share(1)). However, with minimal capital investment of $42 million, we generated approximately $40 million of free cash flow and achieved a total payout ratio of 52%, including reclamation and abandonment spending. We ended the second quarter with net debt of $2.2 billion and approximately $350 million of liquidity on our covenant-based credit facility. Our facility is termed out until May 2024 and we remain in compliance on all debt covenants. Capital activity for the balance of the year will be minimal and focused predominantly on maintenance activity.

During the quarter, we also made several leadership changes in an effort to realign the Company with Vermilion's long-standing core business principles, which are based on a conservative, long-term focus on balance sheet strength and capital discipline to generate strong returns. The five core principles include: maintaining a strong balance sheet with low leverage; managing a total payout ratio of less than 100%; consistently delivering results that meet or exceed expectations, protecting equity to minimize dilution; and maintaining a strong corporate culture. These principles were implemented when Vermilion started paying a distribution as an energy trust in 2003 and have served the Company well over its history.

Along with the change in leadership we have also re-established an Executive Committee, which is a management structure that was successfully utilized by Vermilion in the past. This management structure has proved to be a highly collaborative decision-making model that draws upon the collective knowledge, experience, business acumen and skills of the senior management team.

As we move forward, our first priority will be to ensure the continued health and safety of our employees and business continuity as we navigate through COVID-19. With the cost reductions we have made to-date, our business is free cash flow positive in the current commodity price environment. Our top financial priority at this time is debt reduction with an ultimate target of achieving a debt-to-cash flow ratio of less than 1.5x. Achieving this target will not happen overnight, and we will take a long-term, patient approach to managing the business and improving the balance sheet.

We recently kicked-off our 2021 capital budget process with this long-term view in the fore. Our plans for the rest of this year and next will be guided by our core business principles, focusing on free cash flow generation and debt reduction rather than top-line production growth. In due course, we will review our shareholder return policy to determine the appropriate time to reinstate a dividend and/or buyback shares. We are proud to have delivered over $40 per share in dividends to our shareholders over the past 17 years and we believe returning capital to shareholders is a key component in generating long-term shareholder returns. Although we do not expect the road ahead to be without challenges, we believe our renewed focus on these core business principles will help guide Vermilion through these difficult times and position the Company for long-term value creation.

Q2 2020 Operations Review

Europe

Production from our European business units averaged 25,173 boe/d in Q2 2020, a decrease of 13% or approximately 3,700 boe/d from the prior quarter. The decrease was primarily due to the curtailment of approximately 3,000 bbl/d of oil production in France due to the temporary shutdown of the Total-operated Grandpuits refinery during the COVID-19 confinement period. Natural decline and minor unplanned downtime in Ireland accounted for the balance of the decrease.

The Grandpuits refinery resumed operations in mid-June and we are in the process of restoring our curtailed production in France, along with resuming our 2020 workover program which was put on hold during the COVID-19 confinement period. In the Netherlands, we recently received the final production permit for the Weststellingwerf (0.5 net) well and expect to bring this well on production during the second half of 2020. During the second quarter we deferred a planned turnaround in Ireland due to the COVID-19 restrictions and now plan to complete this turnaround in Q3 2020, which will result in the Corrib project being offline for approximately three weeks.

North America

Production from our North American business units averaged 69,895 boe/d in Q2 2020, an increase of 9% or approximately 5,700 boe/d from the prior quarter. The increase was due to new well contributions from our active Q1 2020 drilling programs in Canada and the United States. In Canada, we brought five (5.0 net) wells on production in Alberta and eleven (5.5 net) wells on production in Saskatchewan during the second quarter. In the United States, we completed and brought on production the remaining six (6.0 net) wells of our nine (8.9 net) well program. Despite highly volatile North American oil pricing in Q2 2020, we did not experience any material shut-ins of uneconomic production.

During the quarter, we focused on various cost-saving initiatives across the Canadian and United States business units and have identified many capital, operating and general and administrative efficiencies to-date. In the United States, we were able to reduce completion costs of the final six wells by approximately 15% from the first three (2.9 net) wells due to increased operational efficiencies, as well as the utilization of multi-well pads. We have completed our North American drilling program for 2020 and will focus on maintenance activities for the balance of the year. As a result, we expect production from both business units to decline over the second half of the year as no new well drilling activity is planned.

Australia

In Australia, production averaged 5,299 bbl/d in Q2 2020, an increase of 31% quarter-over-quarter as production was fully restored on two wells that were temporarily offline in the prior quarter to install electric submersible pumps. Production also benefited from the absence of cyclone activity in the quarter, which caused several days of unplanned downtime in Q1 2020. We continued to realize strong pricing for our Wandoo crude due to its low sulphur content, averaging a premium of C$21 per barrel above Dated Brent during Q2 2020. The demand for this blend of crude has increased under the new IMO 2020 regulations, which require marine vessels to either install sulphur scrubbers or run low sulphur fuel oil.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of July 24, 2020, we have 50% of our expected net-of-royalty production hedged for the second half of 2020. With respect to individual commodity products, we have hedged 87% of our European natural gas production, 27% of our oil production, and 69% of our North American natural gas volumes for the second half of 2020, respectively. Please refer to the Hedging section of our website under Invest With Us for further details.

Sustainability

In June 2020, Vermilion received a rating of "AA" on a scale of AAA (leader) to CCC (laggard) in the MSCI ESG Ratings(2) assessment, which reflects exposure to industry-specific ESG risks and the ability to manage those risks. MSCI ESG Research provides in-depth research, ratings and analysis of the ESG-related business practices of thousands of companies worldwide. This consistent rating from 2019 continues to reflect Vermilion's commitment to improving company ESG performance and enhanced disclosure on topics relevant to MSCI's detailed assessment process.

Organizational Update

On May 25, 2020, Vermilion announced that Anthony Marino stepped down as President and Chief Executive Officer and as a director of the Company, effective immediately. In conjunction with Mr. Marino's departure, the Board also announced the appointments of Lorenzo Donadeo as Executive Chairman and the Curtis Hicks as President.

Mr. Donadeo has 39 years of experience in the oil and gas industry. He was a co-founder of Vermilion in 1994 and has served as Chairman of the Board since March 1, 2016. From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served as President and Chief Executive Officer and from 1996 to 2003 he served as Vermilion's Executive Vice President and Chief Operating Officer. Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Hicks has 37 years of experience in the oil and gas industry. Most recently, he was Executive Vice-President and Chief Financial Officer of Vermilion from 2003 to 2018 and was a key contributor to Vermilion's success and culture during his tenure. Mr. Hicks is a Chartered Professional Accountant and has a Bachelor of Commerce degree (with distinction) from the University of Saskatchewan.

Vermilion has a philosophy of staff development and internal promotion. In line with this approach, we are pleased to announce that Darcy Kerwin, currently Managing Director for our Ireland Business Unit (IBU), will be returning to Canada to take the role of Vice President, Strategic Planning, effective September 1, 2020. Mr. Kerwin has over 23 years of industry experience, with a focus on engineering and production operations in North America, West Africa, Australia, and Europe. Prior to joining Vermilion, Mr. Kerwin held a variety of engineering and project management roles with Chevron in Canada, Houston and Nigeria. In 2005, Mr. Kerwin joined Vermilion as the Interim General Manager of our Australia Business Unit (ABU). After his assignment in Australia, he spent five years in the France Business Unit (FBU), leading facilities engineering and asset integrity functions before returning to Canada in 2011 as the Facilities Engineering Manager. Mr. Kerwin returned to France in March 2014 as the Managing Director, FBU and for the last two and a half years, he has been successfully leading the IBU as Managing Director.

Ryan Carty, currently Operations Manager, Australia Business Unit, has been promoted to the position of Managing Director, IBU, also effective September 1, 2020. Mr. Carty has over 18 years of engineering and operations experience, working in positions with increasing leadership responsibility at BHP, ENI, Chevron and Origin Energy, prior to joining Vermilion in 2014. As Operations Manager in Australia, Mr. Carty has been responsible for the management of the Wandoo operation, including production, health, safety and environment, and overseeing all aspects of capital and operating activity. We look forward to Mr. Carty's leadership in further advancing Vermilion's track record as a community partner and responsible operator of essential domestic natural gas production in Ireland.

(Signed "Lorenzo Donadeo")

Lorenzo Donadeo
Executive Chairman
July 24, 2020

(Signed "Curtis Hicks")

Curtis Hicks
President
July 24, 2020

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

(2)	The use by Vermilion Energy Inc of any MSCI ESG Research LLC or its affiliates ("MSCI") data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Vermilion by MSCI. MSCI services and data are the property of MSCI or its information providers, and are provided 'as-is' and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the periods ended June 30, 2020 and 2019, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion holds a 20% working interest in the Corrib gas field in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation.  Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures;  Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2020 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2020; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook.  Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development.  The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

View original content to download multimedia:http://www.prnewswire.com/news-releases/vermilion-energy-inc-announces-results-for-the-three-and-six-months-ended-june-30-2020-301099916.html

SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2020/27/c2209.html

%CIK: 0001293135

For further information: Curtis Hicks, President; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 27-JUL-20